FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File No. 000-49760

MEGAWEST ENERGY CORP.
(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ R. William (Bill) Thornton
R. William (Bill) Thornton
President
Date: April 8, 2009

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                Name and Address of Company
MegaWest Energy Corp. (the "Company")
Suite 800, 926 – 5th Avenue S.W.
Calgary, Alberta, Canada  T2P 0N7

Item 2.                                Date of Material Change(s)
April 8, 2009

Item 3.                                News Release
The Company’s news release dated April 8, 2009 was disseminated by Market Wire on  April 8, 2009

Item 4.                                Summary of Material Change
The MegaWest (the “Company”) announces that it has reached an Amending Agreementwith its joint venture partner Kentucky Reserves II, LLC (KRII) to resolve its outstandingwork commitment under the Kentucky Purchase Agreement.

Pursuant to the Kentucky Purchase Agreement, the Company was obligated to spend U.S. $15,000,000 by October 2009.  In the event the Company did not complete this work program, it was obligated to pay 37.5 percent of the unspent balance to KRII.  As of January 31, 2009, MegaWest had spent $4.8 million towards this commitment.

Pursuant to the Amending Agreement, the work program obligations and the attendant penalty payment provisions will be terminated.  In return, MegaWest will reduce its working interest in the shallow rights and will transfer operatorship of the leases to KRII.

Item 5.                                Full Description of Material Change

5.1           Full Description of Material Change
See attached News Release.

5.2           Disclosure for Restructuring Transactions
Not Applicable.

Item 6.                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.                                Omitted Information
Not Applicable.

Item 8.                                Executive Officer
For further information, please contact George T. Stapleton, II, Chairman of the Board
R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342
Item 9.                                  Date of Report

This report is dated April 8, 2009

NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Resolves Kentucky Commitments

Calgary, Alberta; April 8, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that it has reached an Amending Agreement with its joint venture partner Kentucky Reserves II, LLC (KRII) to resolve its outstanding work commitment under the Kentucky Purchase Agreement.

Pursuant to the Kentucky Purchase Agreement, MegaWest was obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest did not complete this work program, the Company was obligated to pay 37.5 percent of the unspent balance to KRII.  As of January 31, 2009, MegaWest had spent $4.8 million towards this commitment.

Pursuant to the Amending Agreement, the work program obligations and the attendant penalty payment provisions will be terminated.  In return, MegaWest will reduce its working interest in the shallow rights from 62.5% to 37.5% and will transfer operatorship of the leases to KRII.  Further, MegaWest will continue to pay, directly to the lessors of the lands which make up the Kentucky prospect, lease rentals for the 24-month period commencing March 1, 2009, which the Company estimates at $225,000.00.

MegaWest is appreciative of the support of KRII in reaching this agreement in these difficult financial times and will continue to work diligently to achieve the development of the significant resources associated with the Kentucky prospect.

MegaWest is continuing to execute its business plan to create shareholder value. MegaWest owns or has the right to earn an interest in over 146,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest seeks to prove up significant resources and achieve production from its heavy oil properties through the application of new technical developments in the commercial thermal recovery of heavy oil and it will continue to take every opportunity to ensure that the Company emerges from these trying times in a position to capitalize on the capability of its personnel and the quality of its heavy oil properties.

R. William Thornton
President & CEO
FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Tom Dean, Financial Advisor Murdock Capital Telephone: 212.920.2944	Email: tdean@murdockcapital.com Website: www.murdockcapital.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.